UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DATE OF PAYMENT FOR THE RESOURCES RESULTING FROM THE SOCIAL CAPITAL REDUCTION APPROVED AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING ON JANUARY 24th, 2024

Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that the Company’s Statutory Board resolved on fixating the payment date of the resources resulting from the Social Capital Reduction (“Capital Reduction”) approved at the Extraordinary Shareholders’ Meeting (“ESM”) held on January 24th, 2024, described as follows:

Type of Event	Approval Date	Total Reduction Amount (R$)	Amount per Share (R$)	Payment Date
Resources resulting from the Capital Reduction	01/24/2024	1,500,000,000.00	0.90766944153	07/10/2024

Due to the Company’s Share Buyback Program, the amount per share specified in the table above may change considering the Company’s shareholding base to be verified on April 10th, 2024. The resources will be paid in a single installment, to each shareholder individually and in proportion to their respective participation in the Company’s share capital.

Thus, the shareholding position to be considered to receive the resources resulting from the Capital Reduction will be provided for in the Company’s records at the end of April 10th, 2024, and, after this date, the shares issued by the Company will be considered ex-reimbursement rights.

The Capital Reduction will become effective after the 60 days period of opposition by creditors, beginning on the publication of the ESM minutes, on January 25th, 2024.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

The Company will disclose, in due course, the documents and procedures to be delivered and observed by non-resident shareholders, for tax purposes, including in relation to any withholding income tax (“IRRF”) on capital gains arising from the Capital Reduction.

São Paulo, March 5th, 2024.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 4, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director